Exhibit 14(a)(2)

[ZIV HAFT LETTERHEAD]

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the the inclusion in the Annual Report on Form 20-F of Scitex Corporation Ltd. (“Scitex”) for the fiscal year ended December 31, 2003 (the “Annual Report”), and to the incorporation by reference in the Registration Statement of Scitex on Form S-8 (Registration No. 33-34233, Registration No. 33-46861, Registration No. 33-87614, Registration No. 33-97622, Registration No. 33-97624 and Registration No. 33-39364), of our Report dated February 19, 2004, with respect to the financial statements of Jemtex Ink Jet Printing Ltd. as of December 31, 2003.

Tel-Aviv, Israel June 28, 2004	Sincerely, BY: /S/ Ziv Haft —————————————— Ziv Haft Certified Public Accountants (Isr.) BDO member firm